UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SANDFIRE RESOURCES AMERICA INC.
(Exact name of Registrant as specified in its charter)

_________________________________________________
(Translation of Registrant’s name into English (if applicable))

British Columbia
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada
(604) 687-1224
(Address and telephone number of Registrant’s principal executive offices)

Tintina Montana, Inc. 17 East Main Street, White Sulphur Springs, Montana USA, PO Box 431
59645 (406) 547-3466
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.[   ]

Explanatory Note

The sole purpose of this Amendment No. 1 to the Form F-7 registration statement filed on September 20, 2018 (the “Original Filing”), SEC File No. 333-227434 (the “Form F-7”) is to remove the I.R.S. Employer Identification Number (the “EIN”) in the cover page of the Form F-7. The EIN was for the wrong entity and is hereby removed from the Form F-7 and replaced with “Not Applicable”.

Except for the amended disclosure described above, the Company has not modified or updated the disclosures presented in the Original Filing. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Amendment No. 1 should be read in conjunction with the Original Filing.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
EXHIBIT INDEX

Exhibit	Description

99.1*	Consolidated Financial Statements for the years ended June 30, 2018 and 2017

99.2*	Management Discussion and Analysis for the year ended June 30, 2018

99.3*	Notice of Annual General Meeting dated November 3, 2017 and Information Circular as at November 3, 2017

99.4*	Consent of Ernst & Young LLP

99.5*	Consent of Jerry Zieg

99.6*	Power of Attorney

* Previously filed as an exhibit to the Company’s Registration Statement on Form F-7 filed with the SEC on September 20, 2018.

SIGNATURES

            Pursuant to the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada, on the 12th of December, 2018.

SANDFIRE RESOURCES AMERICA INC.

By:
/s/ Robert Scargill
Robert Scargill
Chief Executive Officer

            Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert Scargill	Chief Executive Officer, and Director (principal executive officer)	December 12, 2018
Robert Scargill

/s/ *	Chairman of the Board of Directors	December 12, 2018
Matthew Fitzgerald

/s/ *	Director	December 12, 2018
Alan L. Joscelyn

/s/ *	Director	December 12, 2018
Bruce Hooper

/s/ *	Director	December 12, 2018
Chris K. Hedrich

/s/ *	Chief Financial Officer (principal financial officer)	December 12, 2018
Anthony Jackson

* /s/ Robert Scargill		December 12, 2018
By Robert Scargill as Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

            Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Sandfire Resources America Inc. in the United States in the state of Montana in the city of White Sulphur Springs on the 12th of December, 2018.

/s/ Nancy Schlepp
Name: Nancy Schlepp
Title: Corporate Secretary